UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2020

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐       No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: April 16, 2020

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK FILES A SHELF REGISTRATION STATEMENT TO REPLACE EXISTING
REGISTRATION STATEMENT

MIGDAL HAEMEK, Israel – April 16, 2020 – Camtek Ltd. (NASDAQ: CAMT and TASE: CAMT), today announced that it had filed a Shelf Registration Statement on Form F-3 with the U.S. Securities and Exchange Commission (SEC), to replace a current Shelf Registration Statement which was filed back in April 2017. The Shelf Registration Statement is subject to review by the SEC.

Similar to the current Registration Statement, the Shelf Registration Statement, if and when declared effective by the SEC, will allow the Company the flexibility to offer and sell ordinary shares or other securities from time to time through various methods of distribution in one or more offerings up to a total amount of $150 million.

It is noted that at this time, the Company has no current plans to offer securities under its Shelf Registration Statement, and any future offering would be subject to market conditions and approval by the Company's Board of Directors.

The Shelf Registration Statement has been filed with the SEC but has not yet been declared effective by the SEC. The securities being registered may not be sold, nor may offers to buy be accepted until the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under its securities laws.  Any offering of the securities covered under the Shelf Registration Statement will be made solely by means of the prospectus included in the relevant Registration Statement and any applicable prospectus supplement issued with respect to any offering.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment serving the Advanced Interconnect Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments of the semiconductor industry.

Camtek provides dedicated Inspection solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers' requirements.

This press release is available at www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. Camtek does not assume any obligation to update that information. It is important to note, there is no way to predict how the coronavirus situation will evolve further and impact Camtek’s business. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of new products and their adoption by the market, increased competition in the industry, the length and severity of the recent COVID-19 (coronavirus) outbreak, including its impacts across our businesses on demand, operations and our global supply chains, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.